Exhibit 99.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT, dated as of July 22, 2005, between Royster-Clark, Inc., a Delaware corporation (the “Company”), and G. Kenneth Moshenek (“Executive”).

Background

The Company wishes to retain the services of Executive to assist in the management of the Company, its parents and its subsidiaries.

Terms

In consideration of the premises and of the mutual covenants herein contained, the parties agree as follows;

1.             Position. During the term of Executive’s employment with the Company hereunder, Executive shall serve as President and Chief Operating Officer and may also serve as an officer of the Company’s direct and indirect subsidiaries or parents (such subsidiaries and parents together with the Company being referred to herein collectively as the “Company Group”). Executive shall perform such duties and shall have such responsibilities of an executive nature consistent with his status and position and shall have such other duties and responsibilities as shall be directed from time to time by the Chief Executive Officer and the Board of Directors of the Company.

Executive shall diligently devote Executive’s entire business skill, time and effort to Executive’s employment hereunder; provided, however, that Executive shall be entitled annually to holiday, vacation and sick leave pursuant to policies adopted by the Company from time to time for executive officers of the Company with such vacation to be not less than five weeks. Notwithstanding the foregoing, and provided that such activities do not interfere with the fulfillment of Executive’s obligations hereunder. Executive may (a) serve as a director or trustee of any charitable or non-profit entity and of not more than two for profit business corporations so long as such entities are not, directly or indirectly in competition with the Company or any entity directly or indirectly controlling, controlled, by or under common control with the Company and its direct and indirect subsidiaries (an “Affiliate”); (b) deliver lectures, fulfill speaking engagements and teach at educational institutions; and (c) acquire solely as an investment any securities of any entity so long as (i) Executive remains a passive investor in such entity and (ii) does not own directly or indirectly more than 2% of any class of securities of a publicly traded company.

2.             Term of Employment. The Executive’s term of employment will begin, on the date this contract is executed and will continue until the fifth anniversary of the date hereof. This period will be called the Employment Term. After the completion of the Employment Term, Executive’s employment will continue for successive 12 month periods, (each to be called an Extended Employment Term) unless written notice of termination is given by either party to the other 180 days in advance of the then current termination date. The Executive’s term of employment will continue during the Employment Term and each Extended Employment Term (collectively, the

“Term of Employment”), unless employment is terminated sooner as provided later in this contract.

3.             Compensation. As compensation for the services contemplated hereunder, Executive shall receive from the Company during the Term of Employment a base salary equal to $385,000 per annum to be paid in accordance with the Company’s normal payroll policies for its officers. Such salary rate shall be subject to annual merit reviews by the Chief Executive Officer of the Company (such salary as adjusted from time to time being the “Base Salary”). The Base Salary (including any discretionary increases thereto) shall not be decreased during the Term of Employment. All payments required to be made by the Company to the Executive hereunder shall be subject to the payment of all withholding, social security, payroll and other applicable taxes and deductions as required by law.

4.             Other Payment; Bonus. In addition to the compensation provided to Executive in Section 3, Executive shall be entitled to participate, during the Term of Employment, in one or more annual performance bonus plans and/or executive incentive programs to be established by the Company Group from time to time in an amount or amounts to be recommended by the Chief Executive Officer and approved by the Board of Directors or a committee thereof (a “Performance Bonus”). Executive shall also be entitled to participate in equity incentive programs established by the Company and any direct or indirect parent of the Company, provided that any allocations to Executive and the terms of any grants thereunder shall be as determined by the Board of Directors or a committee thereof. Participation in the annual performance bonus plans, executive incentive programs and equity incentive programs by the Executive shall be on a basis no less favorable than other senior executive officers of the Company or other members of the Company Group.

5.             Executive Benefits.

(a)   Executive shall be entitled to participate, during the Term of Employment, in all medical benefit plans, hospitalization plans, group life insurance, long term disability or other Executive welfare benefit plans (collectively, the “Group Insurance Plans”) and any 40l(k) or other retirement or pension plans (including any supplemental executive retirement plans) that may be provided by members of the Company Group to senior executive officers from time to time during the Term of Employment.

(b)   In addition, the Company shall provide supplemental life, health and/or disability insurance policies for Executive which policies shall name such beneficiaries as Executive may designate, provided, that the Company shall not be required to pay premiums in excess of $38,500 per year for these supplemental policies.

6.             Travel and Expenses. Executive will be expected to travel on Company Group business consistent with his duties. The Company shall pay or reimburse Executive for any expenses reasonably incurred by Executive in furtherance of Executive’s duties hereunder, including, but not limited to, reasonable expenses for traveling, meals and hotel accommodations, and business related entertainment upon submission by Executive of appropriate documentation thereof, all so prepared in compliance with such policies and procedures relating thereto as the Company may from time to time adopt.

7.             Termination of Employment.

(a)   Termination for Cause; Resignation without Good Reason. In the event that the Board of Directors terminates this Agreement with Cause (as defined below) or Executive terminates this Agreement without Good Reason (as defined below), all of Executive’s rights and benefits under this Agreement, including his right to salary. Performance Bonus payments (except for payment of a pro rata amount of any Base Salary or any Performance Bonus earned prior to the date of termination but not yet paid to Executive based upon the number of days of employment in the calendar year up to and including the termination date), accrued and unused vacation pay, benefits (except as may required to be continued by law or contract), and unvested stock options, if any, shall cease effective the date of such termination.

(b)   Termination without Cause; Resignation for Good Reason. In the event the Board of Directors terminates this Agreement without Cause or Executive terminates this Agreement with Good Reason, all of his rights and benefits under this Agreement (including, without limitation, the right to receive a salary in accordance with the Company’s normal payroll practices and all retirement, health and welfare benefits) shall continue in full force and effect for the remaining period of the Term of Employment, and all remaining unvested stock options shall become immediately vested in their entirety and shall (notwithstanding any provisions therein set forth to the contrary) continue in full force and effect in accordance with their respective terms; provided, however, that Executive shall be required to give written notice to the Company of his intention to terminate his employment for Good Reason and his termination of employment shall be effective only if, during the 30-day period after such notice is delivered to the Company, the Company has not corrected the circumstances constituting Good Reason.

(c)   Cause. As used herein, the Board of Directors shall have “Cause” to terminate this Agreement upon (i) Executive’s willful and continued failure substantially to perform his duties under this Agreement (other than any such failure resulting from his death or disability), after written demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes Executive has not substantially performed his duties, and Executive fails to cure the deficiencies within 10 days; (ii) Executive’s commission of an act of fraud or embezzlement of funds of the Company or any other member of the Company Group, (iii) Executive’s breach in any material respect of this Agreement; (iv) Executive’s conviction of a felony, or a plea by him of guilty or nolo contendere to the commission of a felony; or (v) any other conduct that would be determined by the courts of New York to constitute cause from time to time. For purposes of this paragraph, no act, or failure to act, on Executive’s part shall be considered “willful” unless done or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in or not opposed to the best interests of Company. If Employer determines that any of the foregoing circumstances described in (i) through (v) that may give rise to a termination of Employment for Cause, Employer shall give Executive written notice of the basis for termination for Cause and an opportunity to remedy the same, if the Executive’s act or omission is capable of being remedied, within a reasonable time (not to exceed 30 days from receipt of the written notice).

(d)   Good Reason. As used herein, Executive shall have “Good Reason” to resign from employment with the Company if (i) a Change in Control (as defined below) of the Company shall occur during the Term of Employment, (ii) the Company fails to comply with any material provision of this Agreement, (iii) the Company has stated its intention to terminate employment without Cause, (iv) Executive’s duties, authority or responsibilities are materially and adversely reduced from those described in this Agreement, (v) Executive is required to relocate to a location more than 50 miles from the executive headquarters of the Company in Norfolk, VA without his prior written consent, (vi) Executive is directed to engage in any activity in the name or on behalf of any direct or indirect parent of the Company or any member of the Company Group which, in the exercise of his reasonable judgment, may be deemed illegal or unethical, or which violates the Company’s or such parent’s code of ethics, or (vii) Executive’s disability, provided, however, that Executive shall give Employer 30 days’ written notice to cure or correct any of the alleged reasons for Good Reason termination if capable of being cured or corrected. As used herein, Executive shall be considered disabled if, as a result of his incapacity due to physical or mental illness, he shall have been absent from his duties as described in this Agreement for the entire period of ninety (90) consecutive days or more than one hundred eighty (180) days during any consecutive twelve month period during the Term of Employment.

(e)   Change in Control. As used herein, a “Change in Control” of the Company shall mean a direct or indirect change of control of a nature that would be required to be reported in response to item 6(e) of Schedule 14A of Regulation 14A promulgated under the United States Securities and Exchange Act of 1934 (the “Exchange Act”). As used herein, the term Change of Control shall not include the possible direct or indirect sale of all of the Company’s outstanding shares of common stock pursuant to the terms of that certain proposed Investment Agreement to be entered into by the Company in connection with a proposed public offering of equity and debt securities by certain Canadian Affiliates of the Company, one of whom, upon consummation of the transactions contemplated by the Investment Agreement, will become the ultimate parent of the Company.

c)     Death. In the event that Executive dies during the Term of Employment, Executive’s estate shall be entitled to receive (i) all Base Salary earned and accrued to the date of death and (ii) any Performance Bonus prorated to the date of death for the year in which Executive dies which shall be payable at the time such Bonus would otherwise have been payable, but all other rights of Executive hereunder shall terminate as of the date of Executive’s termination due to death, except as otherwise provided by law and except that Executive’s spouse and other eligible dependents will continue to be covered at the Company’s expense in all Group Insurance Plans maintained by the Company or other members of the Company Group and which covered Executive until the end of the “Continuation Period” as provided in such policies.

8.             Protection of Confidential Information.

a)     Covenant. Executive acknowledges that Executive’s employment by the Company will, throughout the Term of Employment, bring him into close contact with many confidential affairs of members of the Company Group and their Affiliates, including, without limitation, information concerning finances and operating results, markets, customers, suppliers, key personnel, operational methods and other business affairs and methods, technical data, computer software and other proprietary intellectual property, other information not readily available to the public, and plans for future developments relating thereto. Executive further acknowledges that the services to be performed under this Agreement are of a special, unique, unusual, extraordinary and intellectual character. In recognition of the foregoing, Executive covenants and agrees that Executive shall, and shall cause his representatives, heirs and agents to, keep confidential and not disclose to any other person (other than his legal and financial advisors and accountants, but only as necessary and provided that they agree to comply with the terms hereof)

or use for their own benefit or the benefit of any other person, any information regarding the business and affairs of any members of the Company Group. Executive’s obligations hereunder shall not apply to information which: (i) is or becomes generally available to the public without breach of the commitment provided for in this Section 8: (ii) was otherwise available to Executive on a non-confidential basis; or (iii) is required and not merely permitted to be disclosed by law, order or regulation of a court or tribunal or government or disclosures necessary to implement the provisions of this Agreement; provided, however, that, in the case of clause (iii) above, Executive shall provide the Company as much advance notice of the possibility of such disclosure as practical so the Company may attempt to stop such disclosure or obtain a protective order concerning such disclosure.

b)    Specific Remedy. If Executive commits a breach of any of the provisions of Section 8(a). the Company and its Affiliates shall have the right and remedy to have such provisions specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and its Affiliates and that money damages will not provide an adequate remedy to the Company and its Affiliates.

9.             Covenant Not to Compete and Non-interference.

a)     In consideration of the benefits of this Agreement to Executive and in order to induce the Company to enter into this Agreement, Executive hereby covenants and agrees that during any period that he is receiving compensation from the Company pursuant to paragraphs 3,4 and/or 7 of this Agreement or for a period that is six (6) months after the cessation of Executive’s employment by the Company, whichever is longer, Executive shall not, without the prior written consent of the Company, and shall cause any employee or Affiliate not to, directly or indirectly, as an employee, partner, stockholder, director, consultant, joint venturer, investor or in any other capacity, engage in, or own, manage, operate or control, or participate in the ownership, management, operation or control of any business or entity in the United States of America; which engages in a substantially similar business or line of businesses as those conducted by the Company or any of its direct or indirect subsidiaries for which Executive worked or served at the time of the termination of his employment, provided, however, that nothing herein shall prohibit Executive from owning not more than 2% of any class of securities of a publicly traded entity in any business or entity

b)    During any period that he is receiving compensation from the Company pursuant to paragraphs 3,4 and/or 7 of this Agreement or for a period six (6) months after the cessation of Executive’s employment by the Company, whichever is longer, Executive shall not, without prior written approval of the Company, directly or indirectly, solicit for employment any current employee or contractor of any member of the Company Group, provided, however, that the foregoing shall not prevent Executive, or any of his Affiliates from hiring any such person: (i) who contacts Executive or his Affiliates on his or her own initiative without solicitation from any of Executive or his Affiliates; provided such person is not subject to any contractual restrictions on employment, (ii) in connection with general employment advertisements published in magazines, journals, newspapers and other publications that are not targeted at the Company or any of their employees, or (iii) who has been terminated by the Company prior to any such solicitation.

c)     Executive acknowledges that given the nature of the business of the Company the covenants contained in this Section 9 contain reasonable limitations as to time, geographic area and scope of activity to be restrained, and do not impose a greater restraint than is necessary to protect and preserve for the benefit of the goodwill of the Company and to protect the legitimate business interests of the Company. If, however, this Section 9 is determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too long a period of time or over too large a geographic area or by reason of its being too extensive in any other respect or for any other reason it will be interpreted to extend only over the longest period of time for which it may be enforceable and/or over the largest geographic area as to which it may be enforceable and/or to the maximum extent in all other aspects as to which it may be enforceable, all as determined by such court and in such action.

d)    Executive agrees that the Company’s remedies at law for any breach or threat of breach by Executive of the provisions of this Section 9 will be inadequate, and that the Company shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 9 and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which the Company may be entitled at law or equity. In the event of litigation regarding this Section 9, the prevailing party in such litigation shall, in addition to any other remedies that prevailing party may obtain in such litigation, be entitled to recover from the other party all reasonable legal fees and out-of-pocket expenses incurred by such party in enforcing or defending its rights hereunder.

10.           Independence, Severability and Non-Exclusivity. Each of the rights and remedies enumerated in Sections 8(b) and 9(d) shall be independent of the others and shall be severally enforceable and all of such rights and remedies shall be in addition to and not in lieu of any other rights and remedies available to the Company or its Affiliates under the law or in equity. If any of the provisions contained in Sections 8 or 9 or if any of the rights or remedies enumerated in Sections 8 or 9 is hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, or rights or remedies, which shall be given full effect without regard to the invalid portions. If the courts of any one or more jurisdictions shall hold all or any part of such provisions wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties that such determination shall not bar or in any way affect the Company’s or their Affiliates’ right to relief in the court of any other jurisdiction as to failures to observe such provisions in such other jurisdictions, the above provisions as they relate to each jurisdiction, being, for this purpose, severable into diverse and independent provisions. If any of the provisions contained in Sections 8 or 9 is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration and/or area of such provision and in its reduced form such provision shall then be enforceable.

11.           Assignment of Executive Benefits; Successors and Assigns. Absent the prior written consent of the Company, and subject to the laws of descent and distribution, Executive shall have no right to exchange, convert, encumber or dispose of the rights of Executive to receive benefits and payments under this Agreement, which payments, benefits and rights thereto are non-assignable and non-transferable. This Agreement shall inure to the benefit of and shall be binding upon the Company and Executive and, subject to the preceding sentence, their respective heirs, executors, personal representatives, successors and assigns. Nothing in this Section 11, however, shall prevent Executive from making assignments or transfers for purposes of personal estate planning.

12.           Notices. All notices hereunder shall be given in writing by personal delivery or by registered or certified mail addressed to the Company at its principal place of business and to Executive at Executive’s residence address as then listed in the Company’s records.

13.           Consent to Jurisdiction and Service of Process. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within New York. Any legal action, suit or proceeding in equity or law arising out of or relating to this Agreement, and the transactions contemplated hereby may be instituted in New York Supreme Court, New York County, or in federal court for the Southern District of New York, and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that such party is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper, or that this Agreement or that the subject matter hereof may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if personally delivered or if received by such party by registered or certified mail, return receipt requested, or by any other means of mail which requires a signed receipt, postage prepaid, mailed to such party as herein provided. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any jurisdiction other than New York.

14.           General.

a)     Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the state of New York without giving effect to conflicts of laws principles thereof which might refer such interpretations to the laws of a different state or jurisdiction.

b)    Captions. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

c)     Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, between the parties.

d)    No Other Representations. No representation, promise or inducement has been made by any party hereto that is not embodied in this Agreement, and no party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.

e)     Amendments; Waivers. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by all of the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same. No waiver by any party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the date first set forth above.

ROYSTER-CLARK LTD. For the purpose of Section 4

Signed:	/s/ Francis P. Jenkins, Jr.
Francis P. Jenkins, Jr., Chief Executive Officer

ROYSTER-CLARK HOLDINGS, INC. For the purpose of Section 4

Signed:	/s/ Francis P. Jenkins, Jr.
Francis P. Jenkins, Jr., Chief Executive Officer

ROYSTER-CLARK, INC.

Signed:	/s/ Francis P. Jenkins, Jr.
Francis P. Jenkins, Jr., Chief Executive Officer

Signed:	/s/ G. Kenneth Moshenek
G. Kenneth Moshenek